Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

September 16, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366) Scage International Limited (CIK No. 0002033057)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on August 7, 2024 (File No. 333-281332)

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Scage International Limited, a company incorporated under the laws of the Cayman Islands (the “Co-registrant”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 4, 2024 on the Company’s Registration Statement on Form F-4 filed with the Commission on August 7, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment no. 1 to Registration Statement on Form F-4 (the “Amended Registration Statement”) with the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-4 filed on August 7, 2024

General

1.	We note your added disclosure on pages xxiii and xxiv. Please revise to disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the sponsor and its affiliates may sell securities of the SPAC. As an example only, we note the Sponsor Support Agreement prevents transfers of securities held by the sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement. Refer to Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages xxv – xxvii of the Amended Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  ●  桑西尼  ●  古奇  ●  罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
    SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	We note your disclosure on page 226 that Sunorange Limited serves as the sole general partner of the sponsor and is controlled by Mr. Kung and Mr. Wong. As applicable, please revise to identify the controlling persons of the sponsor and disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiii, xxii, 3, 13, 65, 129, 192 and 231 of the Amended Registration Statement.

3.	Please revise your disclosure to discuss both the benefits and detriments of the de-SPAC transaction and any related financing transactions, including the PIPE investment, on Finnovate, the sponsor, Scage International, and unaffiliated security holders of the SPAC. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be qualified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xii, xxii, 1, 2 and 12 of the Amended Registration Statement.

4.	Revise to ensure all of the information required by Item 1603(a)(6) of Regulation S-K is disclosed, including, but not limited to, the compensation and/or amount of securities issued or to be issued with respect to the private warrants and a discussion of any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, could transfer ownership of securities of the SPAC, or that could result in the surrender or cancellation of such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xvii of the Amended Registration Statement.

5.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to Scage International has been supplied by Scage International, and all such information relating to Finnovate has been supplied by Finnovate. Information provided by one another does not constitute any representation, estimate or projection of the other.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Finnovate or Scage International disclaim responsibility for any of the disclosures contained in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 280 of the Amended Registration Statement.

Cover Page

6.	Please revise the cover page to disclose that you have obtained a fairness opinion in connection with the business combination. Refer to Item 1604(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

7.	Please provide the disclosure required by Item 1604(a)(2) of Regulation S-K. Also, provide similar disclosure in your summary section pursuant to Item 1604(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15-16 of the Amended Registration Statement.

8.	Please provide the information required by Item 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

9.	Please provide the information required by Item 1604(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

What vote is required to approve the proposals…, page xxiv

10.	Please revise to state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Finnovate is required. Refer to Item 1606(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxviii of the Amended Registration Statement.

Proxy Statement/ Prospectus Summary, page 1

11.	Please revise to include the Dilution Table and related disclosures as required by Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page xx of the Amended Registration Statement.

12.	We note your disclosure on page 11 that “the Finnovate Board considered a range of factors” when making the determination to recommend that Finnovate’s shareholders approve the business combination. Please revise the summary section to discuss the material factors that the board considered in making such determination. Please also revise the summary section to discuss the fairness opinion that was obtained in connection with the business combination. Refer to Item 1604(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 13 and 14 of the Amended Registration Statement.

13.	We note your disclosure on page xxi regarding the compensation received by the sponsor. Please revise the table to include the price paid or to be paid for the securities provided in the table and, outside of the table, discuss the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxiii of the Amended Registration Statement.

Interests of Finnovate’s Directors and Officers in the Business Combination, page 11

14.	Please describe any actual or potential material conflicts of interest of the sponsor, its affiliates, the SPAC’s officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Items 1604(b)(3) and 1603(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxiv, 12-14 and 64-66 of the Amended Registration Statement.

Description of Negotiations between Finnovate and Scage International, page 97

15.	Please revise to expand the discussion of Finnovate’s and Scage International’s reasons for engaging in the de-SPAC transaction, including whether either entity considered other transactions, such as Scage International conducting a traditional IPO in lieu of a de-SPAC transaction, and reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 106 of the Amended Registration Statement.

16.	State whether or not a majority of the directors who are not employees of Finnovate have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Registration Statement

Updated Projections, page 110

17.	Please provide the disclosure required by Item 1609(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement.

Finnovate’s Business, page 187

18.	We note your disclosure that “[o]ur directors have significant experience with acquisitions, divestitures and corporate strategy and implementation, as well as the public markets...”. Please revise, as applicable, to describe the experience of the sponsor, its affiliates, and any promoters in organizing SPACs and the extent to which the sponsor, its affiliates, and the promoters are involved in other SPACs. Refer to Item 1603(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 191 and 221 of the Amended Registration Statement.

19.	Describe the material roles and responsibilities of the sponsor, its affiliates, and any promoters in directing and managing the SPAC’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 191 and 192 of the Amended Registration Statement.

20.	Describe any agreement, arrangement, or understanding between the sponsor and the SPAC, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Refer to Item 1603(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 191 and 192 of the Amended Registration Statement.

U.S. Federal Income Tax Considerations, page 234

21.	Please revise to address the tax consequences of the de-SPAC transaction to the target company and their security holders. Refer to Item 1605(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure through out the Amended Registration Statement, including the “U.S. Federal Income Tax Considerations” section.

Index to Financial Statements, page F-1

22.	We note the disclosure as to the reasons why no financial statements of PubCo are included. However, pursuant to SEC Release No. 33-33-11265, which was effective on July 1, 2024, Section IV.B.3 and B.15 requires financial statements of the issuers involved in the transaction be audited. To the extent that PubCo has not commenced any operations, please instead include an audited balance sheet as of a most recent date with footnote disclosure as to the reasons why there are no statements of operations, equity, or cash flows being presented. Refer to Item 14(h) of Form F-4. Please also file a currently dated accountant’s consent pertaining to the audited financial statements of PubCo.

Response: In response to the Staff’s comment, the Company has included the audited financial statements of Pubco as of June 30, 2024 and for the period from July 14, 2023 (inception) to June 30, 2024. The auditor’s consent pertaining to the audited financial statements of Pubco is also filed.

Exhibits

23.	Refer to the Exhibit 23.1 consent of Marcum Asia CPAs LLP regarding the audited financial statements of Scage International Limited. We note the City and State of auditor is Beijing, China, whereas the auditors’ report on page F-2 discloses the City and State of auditor as New York, New York. Please reconcile and revise as appropriate.

Response: Please kindly note that such situation is resulted due to partner rotation. The engagement partner of Scage International Limited for the auditor’s report is associated with Marcum Asia CPAs LLP’s New York office. After the audit report was issued in January 2024, in March 2024, the engagement partner has rotated. The current engagement partner of Scage International Limited is associated with Marcum Asia CPAs LLP’s Beijing office and issued the consent in August 2024.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Chris Zhao, Engagement Partner, Marcum Asia CPAs LLP

Nico Thomas, Partner, Marcum LLP

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